Exhibit (a)(10)

Press Release

(Company Registration No. 199502086C) (Incorporated in the Republic of Singapore)
Pacific Internet’s Board of Directors Makes Recommendation On Revision of Tender Offer Price by MediaRing Ltd
Singapore, 3 July 2006 — The Board of Directors (“the Board”) of Pacific Internet Limited (“the Company” or “PacNet”) has recommended that its shareholders:
•	accept the revised offer from MediaRing Ltd (“MediaRing”) if they presently take a short-term view of their investments in PacNet shares, or

•	reject the revised offer if they presently take a medium to long-term view of their investments in PacNet shares.
The recommendations of the Board and the updated opinion on the fairness of the Revised Offer from a financial point of view by the independent financial advisor, KPMG Corporate Finance, (the “IFA”) are contained in the supplemental circular dated July 3, 2006 (“Supplemental Circular”), which has been dispatched to all PacNet shareholders.
The IFA is of the opinion that, from a financial point of view, the financial terms of the Revised Offer are fair. It has, however, requested the Board of PacNet to advise shareholders that its fairness opinion should not be relied upon by shareholders as the sole basis for deciding whether or not to accept or reject the Revised Offer.
In making their recommendations to shareholders in the Supplemental Circular, the Board took into account the fairness opinion of the IFA but did not rely on it as the sole basis for making its recommendations.
Shareholders who presently take a short-term view of their investments in PacNet shares
In recommending the course of action to shareholders who presently take a short-term view of their investments in PacNet shares, the Board has considered, inter alia, the following:
•	No competing offer has been announced to date;

•	MediaRing has made it clear its revised offer price is final (in the absence of a competing offer); and

•	There is no assurance that the share price will continue to remain at current trading levels once the revised offer lapses.
Shareholders who presently take a medium- to long-term view of their investments in PacNet shares
In recommending the course of action to shareholders who presently take a medium to long-term view of their investments in PacNet shares, the Board has considered, inter alia, the following:
•	The Board’s belief that PacNet’s strategic business plan to transform itself over the next five years into an IP-based Communications and Solutions Provider, is in line with market opportunities and industry trends. The plan capitalizes on PacNet’s unique position as the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, and if successful, may create significant additional value for PacNet and its shareholders;

•	The Board’s belief that, with PacNet’s proven track record of financial discipline, depth of management, strong brand name and strong customer satisfaction culture, its strong management team which has a sound knowledge of the Asia-Pacific info-communications technology industry is capable of realising the longer term value of PacNet by executing PacNet’s strategic business plan; and

•	The fact that PacNet has been approached by, and has initiated contact with multiple parties who have expressed an interest in exploring strategic alternatives and transactions to maximize shareholder value, although there is no assurance that any strategic alternative will materialize.
Background of offer revision
In the Offeree Circular dated 26 May 2006, the Board had recommended that PacNet shareholders reject MediaRing’s initial offer of US$8.25 a share based on a number of considerations. These included the following:
•	that the offer did not fully reflect the potential long-term value of PacNet;

•	that alternative strategies could deliver higher value to shareholders; and

•	that in the opinion of the IFA, the financial terms of the offer were not fair.
On 22 June 2006, MediaRing subsequently increased its offer to US$9.50.

The revised offer will expire at 1700 hours (New York City time) on July 10, 2006. The revised offer announcement notes that, under applicable rules and regulations, MediaRing is not permitted to further revise the offer after 23 June 2006 and/or further extend the Offer past 11 July 2006, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council.
Advice to shareholders
The Company advises its shareholders to read the Supplemental Circular and the updated fairness opinion of the IFA carefully before deciding whether to accept or reject the Revised Offer.

Media, Investor/Analysts Contacts:
Singapore (Media)
Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg
Ng Chip Keng
Weber Shandwick Worldwide (Singapore) Pte Ltd
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com
Singapore (Investors and Analysts)
Mervin Wang
Senior Manager, Investor Relations
Direct Tel: +65 6771 0780
Mobile: +65 97986077
Email: investor@pacific.net.sg
URL: www.pacnet.com/investor
US (Media, Investors and Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com
Editor’s Notes:
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.
Responsibility Statement
The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Director of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.